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                                      LOGO
                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLF ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860

                                                               December 23, 1994

Dear Stockholder:

  I am pleased to inform you that Santa Fe Pacific Corporation and Burlington Northern Inc. have revised their Merger Agreement to increase the exchange ratio from 0.34 to 0.40 shares of Burlington Northern common stock for each share of Santa Fe common stock. As explained in the enclosed Offer to Purchase, Santa Fe and Burlington Northern are also conducting simultaneous cash tender offers at $20 per share to acquire up to a combined 63 million Santa Fe shares, or approximately 33 percent of all Santa Fe shares outstanding.

  The revised structure allows Santa Fe stockholders who wish to do so to receive a portion of the consideration in cash up front without waiting for ICC approval of the Merger. At the same time, it allows Santa Fe stockholders to participate in the substantial upside potential of the combined company. The Santa Fe Board believes that a Burlington Northern-Santa Fe combination is an excellent strategic fit, presents substantial long-term benefits and is likely to receive ICC approval.

  Your Board of Directors has unanimously approved the tender offer and the revised Merger Agreement and recommends that those Santa Fe stockholders who wish to receive cash for a portion of their shares accept the tender offer and tender their shares.

  The special stockholders meeting to vote on the revised Merger Agreement has been rescheduled for Friday, January 27, 1995 at 3:00 p.m. at the Wyndham Northwest Chicago, 400 Park Boulevard, Itasca, Illinois. The new record date for the meeting is December 27, 1994.

  The enclosed Offer to Purchase sets forth all of the terms of the tender offer. Please read it carefully.

                                          Very truly yours,

                                          /s/ Robert D. Krebs
                                          Robert D. Krebs
                                          Chairman, President and
                                           Chief Executive Officer